Contact

www.linkedin.com/in/paul-bell-a1b9829 (LinkedIn)
www.gro.ma (Company)

Top Skills

Real Estate
Aviation Law
Small Business Law

Languages

Portuguese
Spanish

Certifications

Diploma in Aviation Leasing and Finance

Paul Bell

Chief Legal & Financial Officer, GromaCorp, Inc.
Greater Boston

Summary

2021 - Present   GromaCorp, Inc., Boston, MA. Chief Legal & Financial Officer. Groma is a real estate investment and technology company focusing on acquisition, development and operation of real estate and development of forward looking real estate and financial technology.

2012 - 2020   Schlesinger & Buchbinder   Newton, MA. Aviation; Residential & Commercial Real Estate; and Business and Corporate Law. The firm is a general practice law firm with expertise in real estate, civil litigation, aviation and estate planning.

2005 - 2012   Law Offices of Paul N Bell   Brookline, MA

Founded and operated private law firm dedicated to providing high quality legal services at a competitive price with exceptional customer service. Specialties included Residential & Commercial Real Estate; Business and Corporate; and Aviation Law.

1999 – July, 2005 Greenberg Traurig Boston, MA

Founded Boston office of national law firm in August of 1999 with three partners and one other associate from Eckert Seamans. Participated in growth of office from five lawyers with a two person real estate department to 50 lawyers, handling all aspects of sophisticated commercial real estate and corporate practice.

1997-1999 Eckert Seamans Boston, MA

Practiced commercial real estate law in Boston office. Left with four colleagues in 1999 to open Boston office of Greenberg Traurig.

1996-1997 Perkins, Smith & Cohen Boston, MA

Practiced commercial real estate law.

1986-1992 Kelly, Bell, Lee & Company San Diego, CA

Real Estate Management and Brokerage

Established real estate asset management and brokerage company with two partners. Successfully bought out both partners, and then sold company to go to law school. Managed portfolio of approximately 300 residential units and 500,000 square feet of office, retail and industrial space, including oversight of significant renovation and tenant improvement projects.

1982-1985 Bradshaw Engineering San Diego, CA

Real Estate Construction

Design fire sprinkler protection systems, including drawing engineering and fabrication plans and performing hydraulic calculations.

Specialties: Residential & Commercial Real Estate; Business and Corporate; and Aviation Law

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Experience

GromaCorp, Inc.
Chief Legal & Financial Officer
November 2020 - Present (4 years 10 months)
Boston, Massachusetts, United States

Schlesinger and Buchbinder
Attorney
January 2012 - December 2020 (9 years)
Newton, MA

Aviation Leasing and Finance; Commercial and Residential Real Estate; and Corporate
law

Law Office of Paul N Bell
Attorney

June 2005 - December 2011 (6 years 7 months)
Brookline, MA

Aviation Leasing and Finance; Commercial and Residential Real Estate; and Corporate law

Greenberg Traurig
Attorney
August 1999 - June 2005 (5 years 11 months)

Commercial Real Estate and Corporate Law

Eckert Seamans
Attorney
January 1998 - July 1999 (1 year 7 months)

Commercial Real Estate & Corporate Law

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Education

Law Society of Ireland
Diploma in Aviation Leasing and Finance, Aviation Leasing and Finance · (2017 - 2017)

Boston College Law School
JD, Law · (1993 - 1996)

University of California Santa Barbara
BA, History · (1978 - 1982)

Point Loma High School
High School · (1975 - 1978)

Francis Parker
Grade 7 through 9, High School · (1972 - 1975)